

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2026

David A. Dodd
President & Chief Executive Officer
GeoVax Labs, Inc.
1955 Lake Park Drive, Suite 300
Smyrna, Georgia 30080

   Re: GeoVax Labs, Inc.
    Registration Statement on Form S-1
    Filed April 16, 2026
    File No. 333-295081

Dear David A. Dodd:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Chris Edwards at 202-551-6761 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: F. Reid Avett, Esq.